November 1, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Susan Block, Esq.
Attorney-Advisor

Re:    Rentech Nitrogen Partners, L.P.

          Registration Statement on Form S-1 (File No. 333-176065)

Ladies and Gentlemen:

As representatives of the several underwriters of the Rentech Nitrogen Partners, L.P. (the “Partnership”) proposed initial public offering of up to 17,250,000 common units representing limited partner interests in the Partnership, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m., Washington, D.C. time, on November 3, 2011, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Preliminary Prospectus dated October 26, 2011, through the date hereof:

Preliminary Prospectus dated October 26, 2011:

        4,575 copies to prospective underwriters, institutional investors, dealers and others.

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The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MORGAN STANLEY & CO. LLC CREDIT SUISSE SECURITIES (USA) LLC

As Representatives of the several Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Sybil Collins
Name:	Sybil Collins
Title:	Vice President

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Stefanie Bohm
Name:	Stefanie Bohm
Title:	Director